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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              Amendment No. 1 /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                  Thomas R. Marshall, Executive Vice President
                          New Generation Holdings, Inc.
                          400 West Broadway, 6th Floor
                            New York, New York 10012
                                 (212) 937-5054
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 28, 2001
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 fo the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.



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                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Rapide BVBA
          (Taxpayer ID No.   N\A )

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a)  [   ]
                    (b)  [   ]

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3    SEC USE ONLY


-----------------------------------------------------------------
4    SOURCE OF FUNDS

          OO

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium

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                         7    SOLE VOTING POWER
     NUMBER OF
                              3,648,658
     SHARES              ----------------------------------------

                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            ----------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH


     REPORTING                3,648,658
                         ----------------------------------------


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     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0

-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON


                              3,648,685

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [   ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.8%

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14   TYPE OF REPORTING PERSON*

          CO

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PAGE
CUSIP No. 64446R108
-----------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Rene de Vleeschauwer

-----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  [   ]
                                                       (b)  [   ]

-----------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------
4    SOURCE OF FUNDS

                  OO

-----------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

-----------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Belgium

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                         7    SOLE VOTING POWER
     NUMBER OF
                              0
     SHARES              ----------------------------------------

                         8    SHARED VOTING POWER
     BENEFICIALLY
                              3,648,685
     OWNED BY            ----------------------------------------

                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                0
                         ----------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER


     WITH                     3,648,685

-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                  3,648,685

-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 [  x ]

-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.8%

-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                  IN


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ITEM 1. SECURITY AND ISSUER.


         This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer"). Based solely on information provided by the Issuer, as of March 6, 2001 there were 20,484,483 shares of Common Stock issued and outstanding.


         The address of the Issuer's principal executive office is 400 West Broadway, 6th Floor, New York, NY 10012.


ITEM 2. IDENTITY AND BACKGROUND.

         The persons filing this statement are Rapide BVBA ("Rapide") and Rene de Vleeschauwer ("Mr. de Vleeschauwer"). Mr. De Vleeschauwer is the majority shareholder and sole director of Rapide. Rapide is a Belgian Corporation. Mr. de Vleeschauwer is an individual.


         (b-c). Rapide's main business address is Boterbloemlaan 82, Halle-Zoersel, Belgium. Rapide is a private company that provides certain management services in the software industry. Mr. de Vleeschauwer is employed as a Director of Rapide. Mr. de Vleeschauwer's business address is Boterbloemlaan 82, Halle-Zoersel, Belgium.


         (d). Neither Rapide nor Mr. de Vleeschauwer has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e). During the last five years, neither Rapide nor Mr. de Vleeschauwer have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). Rapide is a Belgian company. Mr. de Vleeschauwer is a citizen of Belgium.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         On December 29, 2000 Rapide acquired 965,987 shares of Common Stock (the "Initial Shares") in exchange for 156,250 shares of Minerva Softcare, NV, a Belgian company, pursuant to a Share Exchange Agreement (the "Agreement") dated as of November 17, 2000 by and among the Issuer and New Generation Partners, Inc., a


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wholly owned subsidiary of the Issuer, on one hand, and Minerva Softcare, NV,
Bob Jordaens, Icare BVBA, Rene De Vleeschauwer and Rapide. Pursuant to a
Share Exchange Agreement by and among the same parties dated as of February 28, 2001, (the "Second Agreement") Rapide acquired an additional 2,682,671 shares of the Issuer's Common Stock (together with the Initial Shares, the "Shares" in exchange for 468,750 shares of Minerva Common Stock.


ITEM 4. PURPOSE OF TRANSACTION.

         Rapide acquired the Shares for investment purposes and does not have any plans or proposals which relate to or that would result in any of the matters set forth in paragraphs a-f of this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


         (a) Rapide beneficially owns in the aggregate 3,648,685 shares of Common Stock or 17.8% of the issued and outstanding shares of Common Stock.


         (b) Rapide has the sole power to vote on 965,987 shares of Common
Stock.

         (c) Within the past 60 days, Rapide has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

         (d) No persons, other than Rapide, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Rapide.

         (e) NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         There are no contracts, arrangements, understandings or Relationships between Rapide and any person with respect to the securities of the Issuer. Rapide will acquire 66,461 shares of the Issuer's common stock in exchange for 11,608 shares of common stock of Minerva owned by Rapide upon the completion of certain transactions under the Second Agreement during the first quarter of 2001.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         10.1 The Share Exchange Agreement dated as of November 17, 2001 by and among the Issuer and New Generation Partners, Inc., a wholly owned subsidiary of the Issuer, Bob Jordaens, Icare BVBA, Rene De Vleeschauwer and Rapide pursuant to which Rapide acquired the Initial Shares is hereby incorporated by reference to Exhibit 10 of the Issuer's Form 8-K filed on February 28, 2001.



         10.2 The Share Exchange Agreement dated as of February 28, 2001 by and among the Issuer, New Generation Partners, Inc., Bob Jordaens, Icare BVBA, Rene De Vleeschauwer and Rapide pursuant to which Rapide acquired the remaining Shares is hereby incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed on March 12, 2001.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of: March 12, 2001


                              RAPIDE BVBA

                              By:    /s/ RENE DE VLEESCHAUWER
                                 --------------------------------
                              Name:     Rene de Vleeschauwer
                              Title:    Director


                                     /s/ RENE DE VLEESCHAUWER
                                 --------------------------------
                                 RENE DE VLEESCHAUWER